UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            SCOTT TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.10 Per Share
                Class B Common Stock, Par Value $.10 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                       Class A Common Stock - 810022103
                       Class B Common Stock - 810022202
                       --------------------------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 3, 1998
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 11


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 6 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 7 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,697,043**
   BENEFICIALLY                               Class B Common Stock 1,646,233**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,697,043**
                        Class B Common Stock                       1,646,233**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                           12.7%**
                        Class B Common Stock                           36.2%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 8 of 11

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 3, 1998 by Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP. This Amendment No. 5 relates to shares of Class A Common Stock, par value $0.10 and shares of Class B Common Stock, par value $0.10 (collectively, the "Common Stock"), of Scott Technologies, Inc. (formerly Figgie International, Inc.), a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. The following amendment to Item 5 of the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Proxy Statement, dated November 10, 1998, there were 13,321,065 shares of Class A Common Stock and 4,549,822 shares of Class B Common Stock issued and outstanding as of October 30, 1998. Based on such information, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock: (i) RCBA Inc. and RCBA L.P. report holdings of 324,955 (2.4%) shares of Class A Common Stock and 383,571 (8.4%) shares of Class B Common Stock on behalf of the limited partnerships for which RCBA L.P. serves as the general partner and certain of RCBA L.P.'s investment advisory clients; (ii) Stinson reports holdings of 423,206 (3.2%) shares of Class A Common Stock and 436,100 (9.6%) shares of Class B Common Stock; (iii) Carpenters Trust reports holdings of 493,282 (3.7%) shares of Class A Common Stock and 643,027 (14.1%) shares of Class B Common Stock; (iv) RCBA GP reports holdings of 274,430 shares of Class A Common Stock (2.1%) and 22,800 (0.5%) of Class B Common Stock on behalf of the limited partnership for which it serves as the general partner; and (v) Mr. Blum reports the aggregate of these shares for a total of 1,515,873 (11.4%) shares of the Class A Common Stock and 1,485,498 (32.6%) shares of the Class B Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 181,170 shares of Class A Common Stock and 160,735 shares of Class B Common Stock that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 9 of 11

Voting and investment power concerning the above shares are held solely by RCBA L.P and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,697,043 shares of Class A Common Stock and 1,646,233 shares of Class B Common Stock, which is 12.7% and 36.2%, respectively, of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) Since the Schedule 13D filing, the Reporting Persons purchased the following shares of Common Stock in the open market:

             Trade Date  Class    Shares   Price per Share
             ----------  -------  -------  ---------------
Stinson:
             12/03/98    Class B   33,700      14.75
             12/09/98    Class A    8,800      14.75
             12/11/98    Class A   58,200      14.75

Carpenters Trust:

             12/03/98    Class B   54,100      14.75
             12/09/98    Class A   14,000      14.75
             12/11/98    Class A   93,300      14.75

Limited partnerships for which RCBA L.P. serves as the general partner and its investment advisory clients:

             12/03/98    Class B   32,300      14.75
             12/09/98    Class A    8,400      14.75
             12/11/98    Class A   55,700      14.75

Limited partnership for which RCBA GP serves as the general partner:

             12/03/98    Class B   22,800      14.75

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 10 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 11 of 11

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 11, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member